Solar for La Colombiere

Regulation Crowdfunding Form C

Offering Statement

Green Bridge Corporation – Operating Asset Loan

Securities: Fractional interests in a single promissory note administered by Climatize Earth Securities LLC (Administrative Agent)

Target Offering Amount: $484,975

Maximum Offering Amount: $1,000,000

Interest Rate per Year: 9.75%

Maturity Date: 60 months from the Issuance Date

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures	2
Updates	3
About this Form C	4
Attestations	5
Business	7
The Offering	8
Directors, Officers, and Employees	10
Terms of the Offering	13
Financial Condition	17
Regulatory Information	20
Risk Factors	22
Exhibit A – Promissory Note	25
Exhibit B – Term Sheet	26
Appendix 1. Important Information About the Crowdfunding Process	27
Appendix 2 – Payment Schedule (Interest-Only; Illustrative)	29
Appendix 3 – Financial Statements	32
Appendix 4 – Material Information	33
Appendix 5 – Defined Terms	34

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including requirements related to the Payment Reserve Account and other covenants. Investors should review the Promissory Note, the Payment Reserve Control Agreement, and any Security/Pledge Agreement attached as exhibits, which govern these limitations.

In making an investment decision, Investors must rely on their examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Materials.

These securities are offered herein under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C and the Offering Materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements. Statements about repayment timing and loan performance assume continued compliance with the Payment Reserve requirements and other covenants in the Promissory Note and related agreements. Actual results may differ if payments are deferred or prohibited under that agreement. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights; Investors should not expect to be able to resell their securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing. In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including any future Subordination Agreement if applicable.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, are subject to a mandatory Clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer is obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This Clawback obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including status, funding progress, and material changes, if any, will be posted on the Offering Page on the Climatize Platform at https://climatize.earth (the "Offering Page"). These updates will be provided in accordance with applicable Regulation Crowdfunding requirements, including notice and reconfirmation obligations in the event of a material change.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding-portal intermediary. Information about Green Bridge Corporation (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize on the Climatize Platform (https://climatize.earth/). Material documents such as the Project Summary dated [DATE], the Term Sheet dated [DATE], and the Promissory Note dated [DATE] are attached as exhibits, may be updated from time to time, and are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials, including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained herein is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only and may be selective or incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents, which materially affect Investor rights.

By subscribing to this Offering, investors agree to be bound by the terms of the Promissory Note and related agreements, including limitations on payments and covenants related to the Payment Reserve Account and any pledged collateral, as described in the Offering Materials.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and U.S. territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. § 227.100 et seq., in common financial usage, or as defined in Appendix 5.

Attestations

Requirements for Filing Form C

The Issuer, with its principal place of business at 903 N State St, Raleigh, NC 27604, and its website address of https://greenbridge.energy, has certified that all of the following statements are TRUE, in all material respects, for the Issuer in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the Issuer was required to file such reports).

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

[SIGNATURE PAGE FOLLOWS]

Green Bridge Corporation
a Delaware corporation

Thomas Byrne Huddleston

By: _____
Name: Byrne Huddleston
Title: Chief Executive Officer
Date: October 3, 2025

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in the Issuer, Green Bridge Corporation.

About the Issuer

Green Bridge Corporation ("Green Bridge" or the "Issuer") owns and operates small and mid-sized solar power projects. The company's role is to finance, manage, and oversee these projects so they run smoothly and generate steady revenue. Most of that revenue comes from long-term contracts to sell electricity (called Power Purchase Agreements or PPAs) and from the sale of renewable energy credits.

Green Bridge focuses on the U.S. commercial and industrial solar market. These projects are typically large enough to produce meaningful returns, but small enough that they need a specialized operator like Green Bridge to bring them to market. By standardizing how projects are developed and managed, Green Bridge aims to make these projects more predictable for investors while supporting growth of clean energy in various communities across the country.

Green Bridge is working with Climatize Earth Securities LLC ("Climatize"), an SEC-registered crowdfunding portal, to raise capital under Regulation Crowdfunding. Through this Offering, investors purchase fractional interest in a single loan (a Promissory Note). The loan is administered by Climatize as Administrative Agent. Investor rights and protections are defined in the Note and related Offering Documents whose terms are summarized in this Form C. The structure is designed to provide transparency and clear rules for how payments are made and to give investors added protections.

About the La Colombiere Solar Project (Operating Asset)

This Offering is tied to an existing rooftop solar project at the St. Claude la Colombiere Jesuit Community located at 5704 Roland Avenue in Baltimore, Maryland. The system is approximately 162.8 kWdc in size and is already fully built and operating. The Jesuit Community is a residence and chapel for elder Jesuits located on a multi-acre campus that provides housing and worship space.

The project sells its electricity under a 25-year contract with the Jesuit Community at an initial rate of $0.175 per kilowatt-hour with a 2% annual increase. In addition to these contracted payments, the project earns additional revenue from selling Maryland solar renewable energy credits (SRECs).

The system is supported by an operations and maintenance agreement, standard property and casualty insurance, and equipment warranties that can be transferred if needed. Money raised by this Offering will be used to pay back construction equity that originally funded the project, to establish the required Payment Reserve Account that protects noteholders, provide working capital for Green Bridge's ongoing operations and continued development of additional renewable energy projects.

The Offering

Purpose of the Offering

This Offering is designed to return sponsor equity from the La Colombiere solar project to Green Bridge so that it can be utilized to develop additional projects. The La Colombiere solar project is located in Baltimore, Maryland is fully built, connected to the grid, and earning money under the long-term contract. Through this Offering, Green Bridge will refinance part of the original construction equity invested in the project. By returning that equity, Green Bridge will utilize these funds to develop additional solar projects while continuing to own and operate La Colombiere.

As part of this financing, Green Bridge will also set aside money in a Payment Reserve Account to help protect investors and provide a safeguard ensuring scheduled payments. A portion of funds will also support limited working capital for the company's ongoing project operations.

There is currently no senior debt on the La Colombiere project. If Green Bridge adds senior debt in the future, investors' rights will be subject to a Subordination Agreement, which means payment to noteholders could be delays during a senior lender default. Until that time, no such restrictions apply.

Use of Proceeds

The Issuer is seeking to raise $484,975 (the "<u>Target Offering Amount</u>") to $1,000,000 (the "<u>Maximum Offering Amount</u>").

	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$457,523.58	$943,396.23
Origination Fee (5%)	$22,876.18	$47,169.81
Servicing Fee (0.5% annually)	$4,575.24	$9,433.96
Total Offering Proceeds	**$484,975.00**	**$1,000,000.00**

Use of Net Proceeds: Project and Reserve

Most of the money raised will be used to pay back part of the original construction investment that funded the La Colombiere solar project. This allows Green Bridge to free up capital for future projects while the La Colombiere system continues operating. A portion of the funds will also go into a Payment Reserve Account, which acts as a reserve for investors by setting aside money to cover scheduled interest payments if needed. The reserve will be sized at the greater of one quarterly interest payment or 5% of the total amount raised. Finally, a smaller portion of funds will be used for ongoing working capital to help manage the project and company operations.

Use of Net Proceeds: Legal & Accounting

Routine expenses such as legal, accounting, insurance, digital transfer agent, escrow, and banking fees will be paid by the Issuer. These costs when covered separately by the company and do not reduce the principal amount that investors are funding.

Additional Detail

At the stated 9.75% annual interest rate, one quarter of interest equals about $11,821 if the Target is raised, and about $24,375 if the Maximum is raised. Five percent of the raise equals about $24,249 at the Target and $50,000 at the Maximum. The Payment Reserve will be funded at the higher of those two values. Allocations among categories may be adjusted as needed to match actual project costs, but total spending will not exceed net proceeds, and all uses are subject to Administrative Agent oversight.

Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. All directors also serve on the Issuer's governing board.

Byrne Huddleston



Title: Chief Executive Officer, Director
Employer: Green Bridge Corporation
Employer's Principal Business: Development, financing, and operation of distributed clean-energy projects in the U.S. C&I middle market.
Dates of Service: Jan 2021 – Present

As co-founder and CEO of Green Bridge Energy, Byrne is responsible for overseeing all activities related to strategic planning, portfolio growth, and performance for the company.

Prior to co-founding Green Bridge, he spent nearly 20 years with GE Capital in various commercial and leadership roles, leading project investments of over $1 billion across middle market commercial and industrial companies and municipalities in the US.

Byrne serves on the board of directors for both Realizse, a corporate supply-chain decarbonization company, and Net Zero, a vehicle-to-grid technology company. In addition, he is a Climate Fellow at Entrepreneurs for Impact, a leading CEO and investor group focused on investing in climate-aligned portfolios while enhancing value for climate solutions. He has advised multiple early-stage technology companies providing business development expertise and early seed capital.

He holds an MBA from The University of North Carolina – Chapel Hill and a BA from Randolph-Macon College.

Adam McBride



Title: Chief Financial Officer, Fund Leader
Employer: Green Bridge Corporation
Employer's Principal Business: Development, financing, and operation of distributed clean-energy projects in the U.S. C&I middle market.
Dates of Service: Jul 2023 – Present

As Green Bridge Fund Leader, Adam focuses on formation and management of investment vehicles and partnerships. Previously, Adam spent 15+ years in the alternative investment industry and has expertise in due diligence and portfolio management. In addition, he has extensive experience in fund operations as a practitioner and in evaluation of third-party managers. Most recently, as Associate Portfolio Manager at Chesapeake Asset Management, he served as lead relationship manager for the firm's largest clients and co-managed the advisory business. Adam graduated from Georgetown University and is a CFA Charterholder. He and his wife spend their time chasing their two young boys.

Justin Sullivan



Title: Chairman
Employer: Green Bridge Corporation
Employer's Principal Business: Development, financing, and operation of distributed clean-energy projects in the U.S. C&I middle market.
Dates of Service: Jan 2021 – Present

Justin Sullivan is the co-founder and Chief Investment Officer of Green Bridge Energy leading capital strategy and allocation. Prior to Green Bridge, Justin led a variety of commercial teams across GE's energy and financing units for nearly 20 years. As Commercial Leader within GE's Renewable Hybrids unit, he led development and financing efforts for hybrid energy projects. Prior to this role, Justin was a founding member of the Distributed Energy Solutions incubator at GE Power. With a strong background in financial structuring, Justin initiated several market and product developments as Managing Director of GE Corporate Finance and Distributed Energy market leader for GE Industrial Finance.

Justin serves on the board of directors of Realizse, a corporate supply chain de-carbonization company, and is a member of NetZero Microgrid Solutions.

He holds a B.A. from Williams College.

Adam Brown



Title: Senior Vice President, Finance and Development
Employer: Green Bridge Corporation
Employer's Principal Business: Development, financing, and operation of distributed clean-energy projects in the U.S. C&I middle market.
Dates of Service: Jan 2021 – Present

As a co-founder and Senior Vice President, Finance and Development, of Green Bridge, Adam leads project finance and development for solar, battery storage, and fleet electrification projects.

Adam brings more than a decade of experience in commercial real estate consulting and development prior to moving to utility-scale solar development in 2016. His consulting experience involved extensive investment analysis and modeling, private equity syndication, and, from his time in the Low Income Housing Tax Credit (LIHTC) space, layering tax advantages onto traditional investment structures in complex partnerships.

He holds a BA from Gonzaga University.

Principal Security Holders - One or More 20%+ Security Holder

As of the date of this Form C, no other individual beneficially owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated by voting power.

Name of Holder	No and Class of Securities Now Held (beneficial)	% of Voting Power Prior to Offering
Byrne Huddleston	540	36%
Justin Sullivan	540	36%
Adam McBride	300	20%

As of the date of this Form C, no other individual holds 20% or more of the voting power of the Issuer.

Current Employees

As of the date of this Form C, the Issuer currently has ten (10) full-time employees and two (2) contract employees. The Issuer does not employ any part-time or seasonal staff.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms the Issuer is offering (the "Offering").

Security

- Instrument: Operating-Asset Loan (Unsecured)

- Target Offering Amount: $484,975

- Maximum Offering Amount: $1,000,000

- Interest Rate: 9.75% per annum (fixed)

- Offering Period: As posted on the funding portal; the Issuance Date is the first day immediately following a valid closing

- Term: 60-months from the Issuance Date (ballon payment at maturity)

The Notes are governed by a Promissory Note and Term Sheet, and, if applicable in the future a Subordination Agreement, each of which are incorporated by reference into this Form C. Capitalized terms not defined herein are defined in those documents or in Appendix 5.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: Operating-Asset Note

Summary Description. This Offering refinances a portion of the original construction equity for the La Colombiere rooftop solar project in Baltimore, Maryland, which is fully built, interconnected, and operating. Proceeds will also fund a Payment Reserve Account and provide limited project-related working capital.

There is no senior debt outstanding as of the Issuance Date. If senior debt is added in the future, a Subordination Agreement will be executed; from that point, repayment rights may be restricted during a senior lender default as described below.

Repayment Terms.

- Interest Only: Accrued and unpaid interest is due quarterly on January 1, April 1, July 1, and October 1. The first payment may be a short "stub" period from the Issuance Date to the first scheduled payment date.

- Maturity: All unpaid interest and principal are due in full on the 60-month maturity date (balloon).

- Payment: The Issuer may prepay the Note at any time without penalty; accrued interest through the prepayment date remains due.

- Payment Reserve: A Payment Reserve Account will be funded at closing and held under Administrative Agent control. The Minimum Reserve equals the greater of (i) one quarterly interest payment or (ii) 5.00% of funded principal. The reserve may be used solely to support scheduled payments pursuant to the Payment Waterfall and must be replenished if drawn.

Collateral (Contractually Secured; Subject to Perfection). At issuance, Noteholders receive contractual security interests including pledges and assignments in certain project-level assets and accounts related to the La Colombiere project. These security interests are not perfected at closing. Under the Promissory Note, the Administrative Agent may perfect liens. For example, the Administrative Agent may perfect a lien upon an event of default or if otherwise to protect investors. Until perfected, investors do not have same rights as a perfect creditor against third parties.

Contractual secured collateral includes, as applicable:

- Project equipment purchased or refinanced with Offering proceeds.
- Specified project contracts for development, operations, or related services funded by this Offering.
- Any applicable leasehold or site-control interests associated with the financed project.
- Interconnection rights, deposits, and fees funded by this Offering.
- Equity interests in the project entity owned by the Issuer or its parent, to the extent pledged in the Offering Documents.
- The Payment Reserve Account to the extent funded and held under the Administrative Agent control.

There is no senior debt at issuance. If the Issuer later adds senior financing, investor rights will be governed by a Subordination Agreement acceptal to the Administrative Agent; during any senior-lender default or blockage period, payments to investors may be delayed or suspended per that agreement.

Use of Proceeds Restrictions. Proceeds must be used strictly as set forth in the Term Sheet and this Form C, limited to the following:

- Refinancing a portion of construction equity for the La Colombiere operating project;
- Funding the Payment Reserve Account the greater of one quarterly interest payment or 5% of the funded principal); and
- Limited project-related working capital including SG&A necessary to operate and adminisgter the project and this Note.

No distributions, expenses, or uses outside the scope of the Term Sheet or without prior written consent from Administrative Agent, acting on behalf of the Investors.

Permitted Financing and Distributions

The Issuer my obtain tax equity, senior project level-financing, or other third-party financing for this or other projects, provided that Issuer remains current under this Note and the Offering Documents. Such financings do not trigger acceleration, prepayment or default so long as they do not impair contractual protections and, if senior debt is added, are governed by a Subordination Agreement.

Payment Waterfall.

All repayments will follow the waterfall set forth in the Promissory Note and the Term Sheet:

1. Approved fees including Administrative and Servicing Fees and required reserve amounts;

2. Accrued Interest;

3. Principal; and

4. Excess Cash which may be restricted during a default or blockage period, if applicable.

Change of Control / Sale of the Issuer

Upon a Change of Control, all outstanding principal and accrued interest becomes immediately due and payable with no prepayment penalty. "Change of Control" means the following:

1. The sale or other disposition of all or any substantial portion of the Issuer's assets or equity;

2. A change in more than fifty percent (50%) of the voting power of the Issuer; or

3. Any merger or reorganization in which those previously in control of the Issuer do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Default

Event of Default. Excluding force majeure, "Event of Default" includes, without limitation, the following:

1. Failure to pay any amount when due;

2. Breach any material obligation or representation;

3. Commencement by or against the Issuer under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (after 60 days if involuntary);

4. Any materially false or misleading statements;

5. Improper use of Offering proceeds;

6. Dissolution or disqualification of the Issuer; or

7. Violation of the Term Sheet or Promissory Note or other Offering Documents.

Notice of Default. Issuer must notify Investors within five (5) days after the occurrence of any default or material adverse event likely to trigger a default.

Remedies. After a 30-day cure period, The Administrative Agent, acting for Investors, may do the following: (1) accelerate the Loan; (2) apply excess cash to principal in accordance with the Payment Waterfall; or (3) restrict or delay payments during a senior lender default or blockage period, if a Subordination Agreement is then in effect. In addition, under the Promissory Note, the Administrative Agent may perfect liens, enforce collateral pledges, take control of the Payment Reserve Account, and pursue other creditor remedies permitted by law.

Description of Securities

The securities are debt notes (the "Notes"), representing a fixed-income obligation of the Issuer. Noteholders are creditors, not owners or equity holders. No equity upside participation or conversion feature is offered. In bankruptcy or liquidation, Noteholders rank below Senior Lenders, if any are later added, and above equity holders. Repayment is not guaranteed and depends on available cash and enforceable of the Offering Documents.

Limitations on Voting Rights

The Noteholders have no voting rights in the Issuer's governance. In bankruptcy, Noteholders may have creditor rights under applicable law.

Modification and Termination

Terms cannot be modified by the Issuer after the Offering is closed. Any material changes prior to the close requires reconfirmation by Investors under Regulation Crowdfunding rules.

Transfer Restrictions Under Regulation CF

The securities may not be transferred during the first year after the purchase except to:

- The Issuer;

- An accredited investor;

- As part of a registered offering; or

- To a member of the purchaser's family or the equivalent, to a trust controlled by the purchaser or a family member, or in connection with the purchaser's death or divorces or other similar circumstance. After one year, transfers require written consent from the Issuer, so records remain accurate.

Valuation Methodology

These Notes are valued at par (original principal). The 9.75% interest rate reflects market terms for an operating-asset refinancing with contractual payment protections, including a Payment Reserve, under Regulation Crowdfunding.

Subordination of Note

There is no senior debt outstanding on the La Colombiere project as of the Issuance Date. Accordingly, no prepayment blockage applies at issuance. If Senior Debt is added later, the Issuer will execute a Subordination Agreement acceptable to the Administrative Agent. From that point, the Note will be subordinate to the senior lender. During any senior lender default or blockage period, payments to investors may be delayed or suspended as required by that agreement. When senior debt is cured or the blockage period ends, payments resume per the Promissory Note and the Payment Waterfall.

Until a senior facility actually closes and a Subordination Agreement is executed, no subordination terms apply to this Offering.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS OFFERING STATEMENT OR THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements in <u>Appendix 3</u> are reviewed and unaudited U.S. GAAP statements for the fiscal years ended December 31, 2023 and December 31, 2024, accompanied by an independent accountant's Review Report dated September 12, 2025. They include a balance sheet, income statement, changes in equity, cash-flow statements, and notes.

Balance sheet (12/31/2024):

- Cash: $1,261,043
- Accounts receivable: $105,000
- Total assets: $2,168,540
- Total liabilities: $389,472 (primarily deferred revenue and taxes payable)
- Total equity: $1,779,068 (additional paid-in capital $878,110; retained earning $900,958)

Income Statement (2024 vs. 2023):

- Revenue: $5,626,651 (2023: $4,268,605)
- Operating expenses: $4,621,281 (2023: $4,378,605)
- Net income (loss): $798,971 profit (2023: $(109,741) loss)

Cash flows (2024):

- Net cash provided by operating activities: $68,245
- Net cash used in investing: $(45,829)
- Net cash from financing: $0 (owners' 2024 contribution of $228,110 was non-cash and recorded to APIC and Investments)

Other Items from the notes:

- Deferred revenue decreased from $1,068,805 (2023) to $179,859 (2024) as milestones were met and revenue recognized.
- Investments consist of minority positions in private clean-energy businesses and a SAFE: there are carried at costs with adjustments for observable price changes or impairment.
- The company is a Delaware corporation (formed 2021) focused on U.S. commercial and industrial clean-energy market.

As of year-end 2024, Green Bridge reported positive equity, positive operating cash flow, a meaningful cash balance, and no financial debt on the balance sheet. Revenue grew year-over-year, and the company generated a net profit in 2024.

Financial Milestones & Anticipated Revenues

Management expects 2025 performance to be driven by operating assets and contracted milestones. The company's 2024 results reflect growth in development and service revenues and the recognition of previously deferred amounts as milestones were achieved. Future results will depend on project execution, counterparties under long-term contracts, and market variables such as SREC pricing.

Financial Projections

Management's internal plan anticipates continued revenue generation tied to contracted projects and services. Projections are not guarantees and will vary with operating performance, timing of milestones, and market conditions. The Issuer may update projections in the portal if material changes occur.

Noteholder Status

Noteholders are unsecured creditors of the Issuer. Payments are expected to be made quarterly (interest-only) with full principal due at maturity, administered by the Administrative Agent and supported by a Payment Reserve Account as described in the Offering Documents. There is no senior debt outstanding at issuance; if senior debt is added later, a Subordination Agreement will govern priority and may restrict payments during a senior default.

Liquidity and Capital Resources

As of December 31, 2024, the Issuer held $1.26 million in cash, $2.17 million in total assets, and $1.78 million in equity. The Issuer's liabilities were $0.39 million, largely short-term operating items (deferred revenue and taxes payable). The Issuer generated positive operating cash flow in 2024 and believes available cash, expected operating receipts, and the proceeds of this Offering (including the Payment Reserve) will provide sufficient liquidity for the next 12 months, assuming ordinary course operations and no unexpected material adverse events.

Use of Funds for this Offering:

- Refinance a portion of the original construction equity for the La Colombiere operating project;

- Fund the Payment Reserve Account (greater of one quarterly interest payment or **5%** of funded principal); and

- Provide limited project-related working capital (including SG&A).

Investor proceeds may only be used in compliance with the Promissory Note, Term Sheet, and the related Offering Documents.

Capitalization and Indebtedness

The Issuer has no other classes of securities outstanding.

- Equity: The company is authorized for 1,500 common shares (no par value); 1,500 were issued outstanding as of 12/31/2024.

- Debt: No financial debt is shown on the year-end 2024 balance sheet. If any new borrowing is added in the future, priority and payment terms will be governed by the Offering Documents and, if applicable, a Subordination Agreement.

Regulatory Information

Tax

Investors will receive annual tax reporting for interest earned on their Notes, including, for example, IRS Form 1099-INT or any other required forms. Climatize will prepare draft tax forms and provide them to the Issuer for review and approval before issuing them to Investors. Once approved, Climatize will deliver finalized forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their taxpayer identification and contact information current with Climatize and the Issuer to ensure proper delivery.

Disqualification

To the Issuer's knowledge after reasonable inquiry, no "Disqualifying Event" has occurred with respect to the Issuer, its predecessors, affiliated entities, directors, officers, or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report on Form C-AR with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: https://greenbridge.energy/

The Issuer will continue ongoing Regulation Crowdfunding reporting until one of the following occurs:

1. The Issuer becomes subject to reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3. The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4. All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5. The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize Earth Securities LLC is an SEC-registered funding portal and FINRA member serving as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax-form assistance, and the distribution of interest payments on behalf of the Issuer. Climatize also acts as Administrative Agent for the Investors under the Offering Documents.

Compensation paid by the Issuer to Climatize:

*   Origination Fee. A one-time origination fee equal to 5.00% of the total Offering Amount, payable at closing; and

- Administrative / Servicing Fee. An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

Climatize, as Administrative Agent, coordinates enforcement and payment matters under the Promissory Note, Term Sheet and related Offering Documents.

Compliance Failures

The Issuer has not previously failed to comply with Regulation Crowdfunding requirements.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Operating-Asset Performance Risk

Although the La Colombiere system is built and operating, power production can vary from expectations due to weather, equipment performance, shading, soiling, grid curtailment, or outages. Lower-than-expected production may reduce cash available for debt service.

Counterparty Risk

Revenues depend on the Jesuit Community honoring its long-term Power Purchase Agreement (PPA). A payment delay, dispute, relocation or early termination could reduce or suspend cash flows.

Equipment Failure, O&M, and Warranty Risk

Panels, inverters, and balance-of-system components can fail or degrade faster than expected. Warranty claims may be delayed, disputed, or capped. O&M providers may underperform or be replaced, increasing costs or downtime.

Insurance and Casualty Risk

Insurance may not cover all losses due to deductibles, exclusions, or limits. Casualty events such as storms, fires, vandalism or force majeure can cause prolonged outages and reduce or eliminate revenue.

Site and Roof / Landlord Risk

As a rooftop project, the system depends on the host facility remaining suitable and accessible. Major roof repairs, building code changes, or site access restrictions could require temporary removal or cause downtime and added cost.

Interconnection and Utility Risk

Tariff changes, interconnection restrictions, metering disputes, or utility curtailments can reduce the volume or value of electricity delivered and sold.

Regulatory and Policy Risk

Changes in federal, state, or local policy— including REC programs, net-metering or renewable standards—can reduce revenue or increase costs.

Single-Asset Concentration

This Offering is tied to one operating asset. A project-specific issue (counterparty, equipment, site, or regulatory) is not diversified across many assets and could materially affect repayment.

Interest-Only Structure and Balloon Payment

The Note pays interest only during the term and requires full principal repayment at maturity. If operating cash flow is lower than expected or refinancing markets tighten near maturity, the Issuer may lack sufficient capital to repay the Note on time.

Payment Reserve and Waterfall Limitations

A Payment Reserve Account is intended to cover scheduled payments but is limited in size (greater of one quarterly interest or 5% of funded principal) and purpose. If shortfalls exceed the reserve or persist, Investor payments may be delayed. Per the waterfall, certain fees and required reserves are paid before Investor distributions.

Subordination (Future) Risk

There is no senior debt at issuance. If senior debt is added later, a Subordination Agreement will govern priority. During a senior-lender default or blockage period, payments to Investors may be delayed or suspended.

Liquidity and Refinancing Risk

The Notes are illiquid. There is no public market, transfers are restricted for one year under Regulation Crowdfunding, and refinancing depends on market conditions at maturity.

No Equity Upside; No Voting Rights

Investors are creditors, not owners. There is no equity participation or conversion feature, and Noteholders have no voting or governance rights. In a restructuring or bankruptcy, remedies may be limited to creditor claims under the Promissory Note.

Dependance on Administrative Agent and Service Providers

Payment processing, tax reporting, and enforcement are coordinated by the Administrative Agent and third-party vendors. Technology failures, cyber incidents, or service disruptions could delay payments or reporting.

Conflicts of Interest and Related-Party Transactions

The Issuer or its affiliates may have relationships with vendors, contractors, or counterparties. Even at arm's-length terms, perceived or actual conflicts could affect decisions or economics.

Financial Statement and Projection Uncertainty

Historical results may not predict future performance. Projections are based on assumptions that may prove inaccurate (production, pricing, costs, or timing), and actual results may differ materially.

Change of Control and Corporate Matters

A change of control could trigger immediate repayment. If the Issuer cannot meet that obligation, repayment may be delayed or incomplete. Corporate actions, tax changes, or litigation could also affect performance.

Force Majeure

Events beyond the Issuer's control—e.g., severe weather, pandemics, labor shortages, supply chain disruptions, or geopolitical events—may interrupt operations, increase costs, or delay payment.

Exhibit A – Promissory Note

(The full text of the Promissory Note dated October 3, 2025, is incorporated by reference and governs investor rights and obligations, including interest-only quarterly payments, 60-month maturity, prepayment, payment waterfall, and the Payment Reserve Account. A copy may be provided upon request.)

Exhibit B – Term Sheet

(Full text of the Term Sheet dated October 3, 2025, is incorporated by reference into the Form C and summarizes key financial and legal terms of this Offering. A copy may be provided upon request.)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

This Offering is conducted through Climatize Earth Securities LLC ("Climatize"), an SEC-registered, FINRA-member funding portal. Securities will be delivered electronic.

Remuneration for Climatize

- Origination Fee. A fee equal to 5.00% of the gross proceeds; paid by the Issuer at closing.
- Administrative / Servicing Fee. A fee equal to 0.05% per annum of the gross proceeds, paid in advance prior to investor distributions per the payment waterfall.

Investing Process

To invest in the Offering, Investors must open a Climatize account and complete the Know-Your-Customer (KYC) identity verification and the Anti-Money Laundering (AML) screening. These checks are performed at no cost to investors. Investors must be 18 or older. Non-U.S. residents may be restricted by local securities laws. Additional education information is available at: https://www.climatize.earth/educational-materials/. Investor funds are held in escrow with North Capital Private Securities, an independent escrow facilitator, until a valid closing.

Progress during an Offering

Climatize displays an investment progress bar and Issuer updates on the Offering Page. Investors can post questions in the "Discussion" tab after signing in. Climatize provides email notifications regarding commitments, material changes, and the Offering status.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount and a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel any time until 48 hours before the applicable deadline. If the Target is met before the deadline, the Issuer may close early with at least 5 business days' notice unless a material change occurs, which requires reconfirmation. If an investor does not reconfirm after a material change, the commitment is canceled, and funds are returned.

To cancel: (1) go to you Home Page on the Climatize platform by logging in to Climatize; (2) open "My Projects"; (3) select the project and choose "Cancel Investment". Once canceled, Climatize will initiate a refund to your linked account. If additional assistance is needed, please email climatize at support@climatize.earth.

Early Close

If (i) the Target is reached in settled funds, (ii) the Offering has been open at least 21 days, and (iii) at least 10 calendar days remain before the Close Date, the Issuer may choose to close the Offering ("Early Close"). Climatize will notify potential investors of the Early Close by email at least 5 business days before the Early Close date absent a material change that would require an extension of the offering and reconfirmation of the investment commitment. Investors may cancel for any reason up to 48 hours before the Early Close.

Material Changes

Upon a Material Change during a raise, investors with commitments will receive a notice via email of the Material Change and that the investor must reconfirm their investment within five (5) business days. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund without interest or deduction.

Oversubscribed

If commitments exceed the Target (e.g., the Offering is oversubscribed), allocations are accepted on a first-come, first-served basis up to the Maximum. The Issuer may, but is not required to, accept additional subscriptions after reaching the Maximum. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being

Securities generally may not be resold for one year beginning when the Securities were issued expect to the following: (1) the Issuer; (2) an "accredited investor"; (3) as part of an SEC-registered offering; or (4) a member of the family of the purchaser or the equivalent, a related trust, or in connection with the death or divorce of the purchaser or other similar circumstances. The Issuer may require a legal opinion, no-action letter, or other evidence to ensure compliance with applicable law.

Following the one-year holding period, any sale, pledge, or other transfer of the Securities requires (a) the Issuer's prior written consent and (b) evidence of compliance with applicable securities laws. Prior to any proposed transfer, the holder shall deliver written notice to the Issuer describing the manner and circumstances of the transfer. The Issuer shall not recognize, and shall instruct its transfer agent to refuse, any transfer absent, at the holder's expense, either (i) a legal opinion reasonably satisfactory to the Issuer that the transfer may be effected without registration under the Securities Act, (ii) an SEC no-action letter to that effect, or (iii) other evidence reasonably satisfactory to the Issuer's counsel demonstrating an available exemption. Upon receipt of satisfactory evidence, the Issuer shall authorize the transfer.

Appendix 2 – Payment Schedule (Interest-Only; Illustrative)

This table is subject to change depending on the Issuance Date.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions.

Structure: Interest-only, quarterly in arrears on January 1, April 1, July 1, and October 1; ballon principal at month 60 (maturity). First payment may be a stub from the Issuance Date to the next scheduled quarter-end.

Quarterly Interest Formula: Principal x 9.75% / 4 = $2.4375% of funded principal per quarter.

Examples (rounded):

- If Target: quarterly interest = $11,821.97; ballon principal at maturity: $484,975.
- If Maximum: quarterly interest = $24,375; ballon principal at maturity: $1,000,000.

Exact payment dates depend on actual Issuance Date. The portal will display the live schedule once the closing date is set. This schedule is illustrative and subject to the Offering Documents.

Illustrative Schedule – Target Amount Example

| Max Amount | 484,975 |
| Funding Date | 12/31/25 |

Payment Number	Payment Date	Beginning Balance	Scheduled Payment	Additional Payment	Total Payment	Principal Paid	Interest Paid	Ending Principal Balance
1	1/1/2026	484,975	129.55		129.55	-	129.55	484,975
2	4/1/2026	484,975	11,821.27		11,821.27	-	11,821.27	484,975
3	7/1/2026	484,975	11,821.27		11,821.27	-	11,821.27	484,975
4	10/1/2026	484,975	11,821.27		11,821.27	-	11,821.27	484,975
5	1/1/2027	484,975	11,821.27		11,821.27	-	11,821.27	484,975
6	4/1/2027	484,975	11,821.27		11,821.27	-	11,821.27	484,975
7	7/1/2027	484,975	11,821.27		11,821.27	-	11,821.27	484,975
8	10/1/2027	484,975	11,821.27		11,821.27	-	11,821.27	484,975
9	1/1/2028	484,975	11,821.27		11,821.27	-	11,821.27	484,975
10	4/1/2028	484,975	11,821.27		11,821.27	-	11,821.27	484,975
11	7/1/2028	484,975	11,821.27		11,821.27	-	11,821.27	484,975
12	10/1/2028	484,975	11,821.27		11,821.27	-	11,821.27	484,975
13	1/1/2029	484,975	11,821.27		11,821.27	-	11,821.27	484,975
14	4/1/2029	484,975	11,821.27		11,821.27	-	11,821.27	484,975
15	7/1/2029	484,975	11,821.27		11,821.27	-	11,821.27	484,975
16	10/1/2029	484,975	11,821.27		11,821.27	-	11,821.27	484,975
17	1/1/2030	484,975	11,821.27		11,821.27	-	11,821.27	484,975
18	4/1/2030	484,975	11,821.27		11,821.27	-	11,821.27	484,975
19	7/1/2030	484,975	11,821.27		11,821.27	-	11,821.27	484,975
20	10/1/2030	484,975	11,821.27		11,821.27	-	11,821.27	484,975
21	1/1/2031	484,975	496,796.27		496,796.27	484,975.00	11,821.27	-
	Total		**721,529.86**	**0.00**	**721,529.86**	**484,975.00**	**236,554.86**	

Illustrative Schedule – Maximum Amount Example

Max Amount	1,000,000						
Funding Date	12/31/25						

Payment Number	Payment Date	Beginning Balance	Scheduled Payment	Additional Payment	Total Payment	Principal Paid	Interest Paid	Ending Principal Balance
1	1/1/2026	1,000,000	267.12		267.12	-	267.12	1,000,000
2	4/1/2026	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
3	7/1/2026	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
4	10/1/2026	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
5	1/1/2027	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
6	4/1/2027	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
7	7/1/2027	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
8	10/1/2027	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
9	1/1/2028	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
10	4/1/2028	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
11	7/1/2028	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
12	10/1/2028	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
13	1/1/2029	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
14	4/1/2029	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
15	7/1/2029	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
16	10/1/2029	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
17	1/1/2030	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
18	4/1/2030	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
19	7/1/2030	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
20	10/1/2030	1,000,000	24,375.00		24,375.00	-	24,375.00	1,000,000
21	1/1/2031	1,000,000	1,024,375.00		1,024,375.00	1,000,000.00	24,375.00	-
		Total	1,487,767.12	0.00	1,487,767.12	1,000,000.00	487,767.12	

The first scheduled date is the next January 1, April 1, Jul 1, and October 1 following the Issuance Date; the first period may be a stub.

$10,000 Investment Example (Illustrative)

To help individual investors understand what payments look like, here is an example for a $10,000 investment in this Offering.

- Interest Rate: 9.75% per year (fixed, simple, 30/365 convention)
- Quarterly Interest Payment: $243.75
- Principal Repayment: Entire $10,000 is due in one ballon payment at maturity which is 60 months after issuance.

This schedule assumes no defaults, prepayments or delays. Payments are made in arrears on January 1, April 1, July 1, and October 1 of each year. Actual first payment may be a short "stub" period from the Issuance Date to the next quarter-end.

Illustrative Schedule - $10,000 Investment Example

| Max Amount | 10,000 |
| Funding Date | 12/31/25 |

Payment Number	Payment Date	Beginning Balance	Scheduled Payment	Additional Payment	Total Payment	Principal Paid	Interest Paid	Ending Principal Balance
1	1/1/2026	10,000	2.67		2.67	-	2.67	10,000
2	4/1/2026	10,000	243.75		243.75	-	243.75	10,000
3	7/1/2026	10,000	243.75		243.75	-	243.75	10,000
4	10/1/2026	10,000	243.75		243.75	-	243.75	10,000
5	1/1/2027	10,000	243.75		243.75	-	243.75	10,000
6	4/1/2027	10,000	243.75		243.75	-	243.75	10,000
7	7/1/2027	10,000	243.75		243.75	-	243.75	10,000
8	10/1/2027	10,000	243.75		243.75	-	243.75	10,000
9	1/1/2028	10,000	243.75		243.75	-	243.75	10,000
10	4/1/2028	10,000	243.75		243.75	-	243.75	10,000
11	7/1/2028	10,000	243.75		243.75	-	243.75	10,000
12	10/1/2028	10,000	243.75		243.75	-	243.75	10,000
13	1/1/2029	10,000	243.75		243.75	-	243.75	10,000
14	4/1/2029	10,000	243.75		243.75	-	243.75	10,000
15	7/1/2029	10,000	243.75		243.75	-	243.75	10,000
16	10/1/2029	10,000	243.75		243.75	-	243.75	10,000
17	1/1/2030	10,000	243.75		243.75	-	243.75	10,000
18	4/1/2030	10,000	243.75		243.75	-	243.75	10,000
19	7/1/2030	10,000	243.75		243.75	-	243.75	10,000
20	10/1/2030	10,000	243.75		243.75	-	243.75	10,000
21	1/1/2031	10,000	10,243.75		10,243.75	10,000.00	243.75	-
		Total	**14,877.67**	**0.00**	**14,877.67**	**10,000.00**	**4,877.67**	

Appendix 3 – Financial Statements

(Reviewed, unaudited U.S. GAAP financial statements for fiscal years ended December 31, 2023 and December 31, 2024, together with independent accountant's Review Report dated September 12, 2025. Incorporated by reference.)

GREEN BRIDGE CORPORATION
FINANCIAL STATEMENTS (UNAUDITED)

As of December 31, 2023 and 2024

Green Bridge Corporation

Financial Statements (Unaudited)

As of December 31, 2023 and 2024

Index to Reviewed Financial Statements

TABLE OF CONTENTS   **Page**

Independent Accountant's Review Report   3

Balance Sheet   4

Income Statement   5

Changes in Equity Statement   6

Cash Flow Statement   7

Notes to the Financial Statements   8



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 12, 2025

The board and management of

Green Bridge Corporation

251 Little Falls Drive

Wilmington, DE 19808

We have reviewed the accompanying balance sheet of Green Bridge Corporation (the company) as of December 31, 2023 and 2024, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Sep. 12, 2025

Certified Public Accountant, NH 08224

AAK CPA LLC

30 N Gould ST STE R

Sheridan, WY 82801

amjad@aak-cpa.com

Green Bridge Corporation

Balance sheet (unaudited)

As of December 31, 2023 and 2024

	2023	2024
Assets		
Current assets		
Cash at Bank	1,238,627	1,261,043
Accounts receivables	-	105,000
Other receivables	150,075	68,100
Total current assets	**1,388,702**	**1,434,142**
Non-current assets		
Investments	460,459	734,398
Total non-current assets	**460,459**	**734,398**
Total assets	**1,849,161**	**2,168,540**
Liabilities		
Current liabilities		
Credit cards payable	28,368	7,266
Wages payable	-	948
Tax payables	-	206,400
Deferred revenues	1,068,805	174,859
Total current liabilities	**1,097,174**	**389,472**
Total liabilities	**1,097,174**	**389,472**
Equity		
Common shares *(1,500 shares, no par value, authorized and outstanding as of December 31, 2023 and 2024)*	0	0
Additional paid-in capital	650,000	878,110
Retained earnings	101,988	900,958
Total equity	**751,988**	**1,779,068**
Total liabilities and equity	**1,849,161**	**2,168,540**

The accompanying notes are an integral part of these financial statements

Green Bridge Corporation

Income statement (Unaudited)

As of December 31, 2023 and 2024

	2023	2024
Revenues	**4,268,864**	**5,626,651**
Operating expenses		
Direct projects expense	3,153,459	1,170,290
Wages expense	908,244	2,308,913
Contractors expense	47,016	616,865
Legal and Professional Fees	70,524	231,059
Advertising & marketing	8,309	70,656
Insurance expense	58,526	67,896
Travel expense	59,162	64,527
Office supplies & software	43,181	61,351
Other general expense	30,184	29,725
Total operating expenses	**(4,378,605)**	**(4,621,281)**
Net income before income tax	**(109,741)**	**1,005,371**
Income tax expense	-	(206,400)
Net income	**(109,741)**	**798,971**

The accompanying notes are an integral part of these financial statements

Green Bridge Corporation

Statement of changes in equity (Unaudited)

As of December 31, 2023 and 2024

	Common shares	Additional paid-in capital	Retained earnings	total
Balance as of December 31, 2022	**-**	**150,000**	**211,728**	**361,728**
Owners Contributions in 2023	-	500,000	-	861,728
Net Income (Loss) in 2023	-	-	(109,741)	751,988
Balance as of December 31, 2023	**-**	**650,000**	**101,988**	**751,988**
Owners Contributions in 2024	-	228,110	-	980,097
Net Income (Loss) in 2024	-	-	798,971	1,779,068
Balance as of December 31, 2024	**-**	**878,110**	**900,958**	**1,779,068**

The accompanying notes are an integral part of these financial statements

Green Bridge Corporation

Cash flow statement (Unaudited)

As of December 31, 2023 and 2024

	2023	2024
Net Income	**(109,741)**	**798,971**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred Revenues	(19,855)	(893,947)
Tax Payable	(28,500)	206,400
Changes in operating assets and liabilities:		
Accounts receivables	13,926	(105,000)
Other receivables	(150,075)	81,976
Credit Cards	27,791	(21,103)
Wages Payable	21,396	948
Net cash provided by (used in) operating activities	**(245,057)**	**68,245**
Cash flows from investing activities		
Purchase of investments	(200,000)	(45,829)
Net cash provided by (used in) investing activities	**(200,000)**	**(45,829)**
Cash flows from financing activities		
Owners' contributions	500,000	-
Net cash provided by (used in) financing activities	**500,000**	**-**

Supplemental Disclosure of Non-Cash Investing and Financing Activities

During 2024, the Company received a non-cash capital contribution valued at $228,110, which increased Investments and Additional paid-in capital. No cash was received; accordingly, this transaction is not reflected in the statement of cash flows.

The accompanying notes are an integral part of these financial statements

Green Bridge Corporation

Notes to the financial statement (Unaudited)

As of December 31, 2023 and 2024

1. **Description of business**

Green Bridge Corporation (the "Company") was incorporated in the State of Delaware in February 2021 as a corporation under the General Corporation Law of Delaware.

Green Bridge is engaged in advancing clean energy projects in the U.S. commercial and industrial ("C&I") middle market. The Company partners with local developers and engineering, procurement, and construction firms (EPCs) to co-develop community-scale energy infrastructure projects. Green Bridge seeks to make deployment of such projects scalable, efficient, and investable by leveraging institutional capital partners, disciplined due diligence and underwriting processes, and technology-driven compliance and workflow platforms.

2. **Summary of significant accounting policies**

2.1. Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Cash

The Company maintains its cash deposits with financial institutions that management believes to be of high credit quality. Cash balances are held primarily in U.S. dollar–denominated checking accounts.

2.4. Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised services or project interests is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those services.

The Company's revenues consist primarily of development fees and service fees.

Development fees are earned under Membership Interest Purchase Agreements ("MIPAs") and similar arrangements in which the Company sells or transfers ownership interests in project companies or development-stage clean energy projects. The transaction price is typically milestone-based and may include payments at signing, notice to proceed, mechanical completion, substantial completion, and final acceptance. Revenue is recognized at the point in time when the related milestone is achieved and the customer obtains control of the corresponding project rights. Any funds received in advance of satisfying performance obligations are recorded as deferred revenue.

Service fees are earned under development services agreements, acquisition services agreements, and related consulting contracts. These fees compensate the Company for project sourcing, structuring, acquisition support, and other advisory and management services. Service fees are generally tied to contractual milestones (e.g., execution of a definitive agreement, notice to proceed, or project acceptance). The Company evaluates the nature of the services to determine whether revenue should be recognized over time, as services are provided, or at a point in time upon completion of a milestone.

2.5. Deferred revenues

Deferred revenues represent amounts received from customers in advance of the Company satisfying its performance obligations under development and service agreements. Such amounts are recorded as a liability until the related milestones are achieved and the associated revenue is recognized in accordance with ASC 606.

2.6. Accounts receivable

Accounts receivables are recorded when the Company has an unconditional right to consideration under executed agreements. Receivables are stated at the invoiced amount, net of an allowance for doubtful accounts if applicable. The Company evaluates the collectability of outstanding receivables based on historical experience, customer creditworthiness, and current economic conditions. An allowance is established when collection is not considered probable. As of December 31, 2023 and 2024, management determined that all receivables were collectible, and no allowance was necessary.

2.7. Investments

The Company accounts for its investments in accordance with ASC 321, Investments – Equity Securities. Investments consist of equity interests in privately held entities and investment instruments, including Simple Agreements for Future Equity ("SAFEs"). These investments do not have readily determinable fair values and are therefore carried at cost, adjusted for observable price changes in orderly transactions for the identical or similar securities of the same issuer, or for impairment.

Management evaluates investments for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment losses are recognized in earnings.

The Company has evaluated its level of influence over its investees and determined that it does not exert significant influence over their operating or financial policies. Accordingly, investments are not accounted for under the equity method.

Green Bridge Corporation

Notes to the financial statement (Unaudited)

As of December 31, 2023 and 2024

2.8. Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by taxing authorities. Any interest and penalties related to uncertain tax positions are recorded as a component of income tax expense.

Income tax expense recorded in the financial statements represents the current tax liability for the reporting period and the change in deferred tax assets and liabilities. As of December 31, 2023 and 2024, management evaluated the realizability of deferred tax assets and determined that no valuation allowance was required.

3. Accounts Receivable

Accounts receivable consists of billed amounts due from customers under executed development and service agreements. On December 31, 2024, the balance was $105,000. Management has evaluated collectability and determined no allowance was required.

4. Other Receivables

Other receivables consist of the following:

Description	2023	2024
Counterparty receivables & deposits	121,825	68,100
Payroll direct deposit clearing	28,250	–
Total other receivables	**$150,075**	**$68,100**

At December 31, 2023, the balance included $28,250 related to payroll direct deposits in process, which was settled in early 2024. At December 31, 2024, no such amounts were outstanding.

Green Bridge Corporation

Notes to the financial statement (Unaudited)

As of December 31, 2023 and 2024

5. Investments

At December 31, 2023 and 2024, the Company's investments were as follows:

Description	2023	2024
NetZero EV Infrastructure Fund I, LLC	10,681	10,681
NetZero V2G Technologies, LLC	29,778	29,778
NetZero Microgrid Solutions, LLC	200,000	200,000
Realizse, Inc. (SAFE)	200,000	200,000
Sequestra, Inc.	20,000	20,000
Total	**$460,459**	**$734,398**

- The investment in Realizse, Inc. represents a $200,000 SAFE purchased in August 2023, which will convert into equity upon a qualifying financing or liquidity event.
- The investments in NetZero V2G Technologies, LLC and NetZero Microgrid Solutions, LLC represent membership interests acquired under executed assignment and operating agreements.
- The investments in NetZero EV Infrastructure Fund I, LLC and Sequestra, Inc. represent minority equity positions acquired in prior years.

Management reviewed its portfolio and concluded that no impairment was required as of December 31, 2023 or 2024.

6. Deferred Revenues

Deferred revenues represent amounts received from customers in advance of the Company satisfying its performance obligations under development and service agreements. Such amounts are recorded as a liability until the related milestones are achieved, and the associated revenue is recognized in accordance with ASC 606.

The change in deferred revenues for the years ended December 31, 2023 and 2024 was as follows:

	2023	2024
Beginning balance	1,088,660	1,068,805
Additions during the year	3,793,885	193,071
Revenue recognized	(3,813,740)	(1,087,017)
Ending balance	**$1,068,805**	**$174,859**

All deferred revenues are expected to be recognized as revenue within the next 12 months.

Green Bridge Corporation

Notes to the financial statement (Unaudited)

As of December 31, 2023 and 2024

7. Equity

The Company is authorized to issue 1,500 common shares with no par value. At December 31, 2023 and 2024, all 1,500 shares were issued and outstanding. Contributions from owners are recorded in additional paid-in capital.

In 2024, Additional paid-in capital increased by $228,110 related to a non-cash capital contribution.

8. Subsequent events

Management has evaluated subsequent events through the date the financial statements were available to be issued. No events have occurred that would require adjustment to, or disclosure in, the financial statements.

Appendix 4 – Material Information

The Issuer will post any material updates to the Offering and related documents on the portal Offering Page. Investors will receive email notices of material changes and must reconfirm any outstanding commitment within five (5) business days of such notice, or the commitment will be canceled and funds returned.

⊚ Goal

The project has received full permission to operate from the local utility, is under an executed O&M contract, and is backed by long-term transferable equipment warranties. Proceeds will be used as term debt against this operating asset and to support additional development capital. Investors benefit from the security of a fully operational project with a contracted power purchaser and no senior debt obligations. The system delivers clean, reliable power under a 25-year Power Purchase Agreement (PPA) at $0.175/kWh with a 2% annual escalator, plus additional revenue from Maryland Solar Renewable Energy Credits (SRECs). This structure provides stable, predictable cash flows that service investor obligation



✈ Baltimore, MD

🌐

Project Updates

Green Bridge Corporation

The project is sponsored by Green Bridge Corporation, a renewable energy developer focused on delivering community-scale clean energy. Green Bridge's leadership brings deep experience in project development, financing, and asset management. Over the past decade, its principals have advanced portfolios in Maryland, New York, Massachusetts, and Texas, across solar, battery storage, and EV infrastructure.

Team Members

  

Byrne Huddleston	Adam McBride	Justin Sullivan	Adam Brown
CEO	*CFO*	*CIO*	*SVP Development*

Project Id: 00031

Interest: 9.75%		Term: 60 months	
Goal: $ 1,000000		Investors:	
Minimum Goal: $ 484975		Funded: $ 0	

Project Timeline

Cancellation	12/27/2025, 11:59:00 AM
Funding	12/29/2025, 11:59:00 AM
Term Conversion (distributions start)	1/1/2026, 11:59:00 AM
Maturity (distributions end)	1/1/2031, 11:59:00 AM

(all times are local)

Financial Details

This investment consists of a 60-month (5-year) interest-only loan that pays investors quarterly interest at 9.75% per year, scheduled for January 1, April 1, July 1, and October 1 following the funding date. At the end of the term, investors receive a final lump-sum payment of full principal plus any accrued interest. There is no prepayment penalty.

Financial Documents
No financial documents.

✉ Impact Statement (shown in welcome email)

This offering finances an already completed and operating 162.8 kW rooftop solar system at La Colombiere, a facility in Baltimore, Maryland, owned by the Green Bridge Corporation.

Appendix 5 – Defined Terms

Unless otherwise indicated, capitalized terms used in the Form C have the meaning set forth below. Additional terms may be defined in the Term Sheet, Promissory Note, Subordination Agreement, or incorporated offering documents. Terms not defined in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or applicable securities laws are incorporated by reference.

"Accredited Investor" means a person or entity that meets the criteria set forth in Rule 501(a) of Regulation D, including but not limited to individuals with a net worth over $1 million (excluding primary residence) or annual income exceeding $200,000 (or $300,000 jointly with a spouse).

"Administrative Agent" means Climatize Earth Securities LLC in its capacity as the representative of Noteholders under the Subordination Agreement and Offering Materials, with authority to act on behalf of Investors for administrative and enforcement matters.

"Balloon Payment" means a lump-sum principal repayment due at the end of the Note term. For this Offering, the balloon payment is due at maturity and includes all unpaid principal.

"Change of Control" means any of the following: (1) sale or disposition of all or substantially all assets or equity of the Issuer, (2) change in over 50% of the Issuer's voting power, or (3) a merger or reorganization of the Issuer where control shifts.

"Clawback" means the mandatory return of Investor funds in the event of an improper release of funds in violation of Regulation Crowdfunding. The Clawback obligation survives repayment and is not subject to offset or delay.

"Collateral" means development-stage assets funded by the Offering, including leasehold rights, permits, interconnection deposits, equipment, and the Payment Reserve Account, subject to the Subordination Agreement.

"Default" means a failure to perform under the terms of the Note, Subordination Agreement, or other Offering Materials. Includes non-payment, breach of covenants, insolvency, or misapplication of funds.

"Disqualifying Event" means an event disqualifying the Issuer or its principals from relying on Regulation Crowdfunding, as defined in Rule 503 of Regulation Crowdfunding.

"Early Close" means a permitted early closing of the Offering if: (1) Target Offering Amount is met in settled funds, (2) the Offering has been open at least 21 days, and (3) 10 calendar days remain before the Close Date. Investors receive 5 business days' notice before the Early Close.

"Escrow Facilitator" means North Capital Private Securities, the third-party provider responsible for holding investor funds until the Offering's close.

"Interest Rate" means the fixed annual interest rate of applied to the principal balance of the Note, payable quarterly.

"Investor or Noteholder" means any person or entity who commits capital to this Offering and receives a Note under the Promissory Note and Offering Materials.

"Issuance Date" means the date on which the Offering closes and the Note is issued, starting the 24-month loan term.

"Issuer" means Enterprise Energy LLC, the entity conducting this Regulation Crowdfunding Offering.

"Maturity Date" means the date that occurs 24 months after the Issuance Date. At maturity, all unpaid principal and accrued interest are due in full.

"Member of the Family of the Purchaser or the Equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and all in-laws of the purchaser; includes adoptive relationships.

"Material Change" means any change to the Issuer, Offering terms, or project information that could reasonably affect an Investor's decision. Triggers reconfirmation requirements under Regulation Crowdfunding.

"Note" means the debt instrument issued to Investors under this Offering. Described in the Promissory Note, Exhibit B, it is interest-only, secured, and subordinated.

"Notice to Proceed (NTP)" means the milestone in a solar project at which all required permits, interconnection approvals, and contracts are in place, and construction is authorized to begin.

"Offering" means the Regulation Crowdfunding investment opportunity described in this Form C, pursuant to which Notes are issued to Investors.

"Offering Amount" means the Target Offering Amount of $132,500.00, and the Maximum Offering Amount of $185,500.00.

"Offering Close Date" means the date the Offering ends, whether by Early Close or the expiration of the stated Offering period.

"Payment Reserve Account" means a reserve funded initially by the Offering proceeds to ensure quarterly interest payments.

"Payment Waterfall" means the sequence in which loan proceeds or repayments are allocated: (1) Servicing Fee, (2) Accrued Interest, (3) Principal, (4) Excess Cash. Defined in the Term Sheet.

"Promissory Note" means the contractual loan agreement between the Issuer and Investors, outlining interest, maturity, payment terms, and rights. Attached as Exhibit B.

"Regulation Crowdfunding" means a federal securities exemption under Section 4(a)(6) of the Securities Act of 1933 and 17 C.F.R. § 227.100 et seq., allowing small issuers to raise capital from the public through registered intermediaries.

"SEC" means the United States Securities and Exchange Commission.

"Security or Securities" means the Notes offered in this Form C under Regulation Crowdfunding.

"Senior Lender" means a financial institution or entity holding senior secured obligations of the Issuer. Senior Lender rights take priority over Investor rights under the Subordination Agreement.

"Servicing Fee" means a 0.50% annual fee on the initial loan principal that is paid to Climatize for its role as intermediary and Administrative Agent.

"Spousal Equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"Subordination Agreement" means the agreement governing the relative rights of the Senior Lender and the Investors. Investors may not receive payments or enforce remedies during certain defaults. Attached as Exhibit A.

"Target Offering Amount" means the minimum amount of investor commitments required to complete the Offering.

"Term Sheet" means a summary of the Offering's key financial and legal terms, attached as Exhibit C.

"Use of Proceeds" means the permitted expenditures using Offering proceeds, including project pre-development, legal/accounting expenses, and the Payment Reserve. Defined in the Term Sheet.